                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           (Amendment No. _________ )

                            EFFICIENT NETWORKS, INC.
                            ------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    28205610
                                    --------
                                 (CUSIP Number)

                                   Dan Harding
                             Cabletron Systems, Inc.
                                35 Industrial Way
                               Rochester, NH 03867
                                 (603) 332-9400
                                 --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 April 12, 2000
                                 --------------
            (Dates of Events which Require Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13-d(1)(f) or 13-d(1)(g) check the following box [X].

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 38 Pages)

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 28205610                                      PAGE 2 OF 36 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cabletron Systems, Inc.
      Taxpayer Identification Number: 042797263
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware, U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             11,476,099/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          11,476,099/1/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      11,476,099/1/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      21.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

--------------------------

     /1/ Cabletron Systems, Inc. and Efficient Networks, Inc. are parties to a Standstill and Disposition Agreement, dated as of December 17, 1999, pursuant to which Cabletron Systems, Inc. has agreed (a) to take such action as may be required to vote a portion of its shares of Efficient Networks, Inc. in the same proportion as other stockholders of Efficient Networks, Inc. have voted their shares of common stock on any particular matter and (b) not to dispose of its shares of Efficient Networks, Inc. common stock, subject to various exceptions stated therein including sales pursuant to underwritten, registered offerings and certain sales under Rule 144 of the Securities Act of 1933, as amended.

ITEM 1.  SECURITY AND ISSUER.

     This Schedule 13D (this "Statement") relates to common stock, par value $.001 per share ("Efficient Common Stock"), of Efficient Networks, Inc., a Delaware Corporation ("Efficient"), whose principal executive offices are located at 4849 Alpha Road, Dallas, TX 75244.

ITEM 2.  IDENTITY AND BACKGROUND.

     The person filing this Statement is Cabletron Systems, Inc., a Delaware corporation ("Cabletron"), whose principal business is the development, marketing, installation and support of a wide range of standards-based local area network and wide area network connectivity hardware and software products. In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of Cabletron is included on Schedule A hereto and is incorporated herein by reference. Also set forth on Schedule A is the name, address and principal business of each corporation in which the occupations of such directors and executive officers are conducted. The address of Cabletron's principal office and principal business is 35 Industrial Way, Rochester, NH 03867.

     During the past five years, neither Cabletron nor any of the directors or executive officers listed on Schedule A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any of Cabletron or the directors or executive officers listed on Schedule A being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or a finding of a violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On December 17, 1999, pursuant to an Agreement and Plan of Reorganization (the "Merger Agreement"), dated as of November 21, 1999, by and among Efficient, Fire Acquisition Corporation, a California Corporation and a wholly-owned subsidiary of Efficient, Cabletron and FlowPoint Corp., a California Corporation and a wholly-owned subsidiary of Cabletron ("FlowPoint"), Cabletron acquired 7,200,000 shares of Efficient Common Stock and 6,300 shares of Efficient's Series A Non-Voting Convertible Preferred Stock, par value $.001 per share ("Efficient Preferred Stock") in exchange for 1,000 shares of common stock, par value $.01 per share of FlowPoint (the "Merger"). Cabletron filed a copy of the Merger Agreement as an exhibit to its current report on Form 8-K filed in connection with the Merger. In connection with this acquisition of Efficient Common Stock, pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Cabletron filed notification of the acquisition of Efficient Common Stock on Schedule 13G.

     On April 12, 2000, Efficient held a special meeting of its stockholders, where the stockholders voted in favor of the conversion of the 6,300 shares of Efficient Preferred Stock held by Cabletron into 6,300,000 shares of Efficient Common Stock. Pursuant to Rule 13d-1(f) under the Exchange Act, Cabletron is filing notification of the acquisition of the additional Efficient Common Stock on this Statement.

ITEM 4.  PURPOSE OF TRANSACTION.

     Cabletron acquired the Efficient Common Stock as consideration for the sale of its FlowPoint subsidiary. Cabletron has no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D, except that in or around July, 2000, pursuant to the Standstill and Disposition Agreement described in Item 6, Efficient has agreed to file a shelf registration statement on Form S-3 under which Cabletron may sell up to 2,000,000 shares of Efficient Common Stock per calendar quarter. Once this registration statement becomes effective, Cabletron may begin selling shares of Efficient Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Cabletron owns 11,476,099 shares of Efficient Common Stock, which comprises 21.0% of the outstanding shares of Efficient Common Stock. Cabletron shares its ability to vote and dispose of these shares pursuant to the Standstill and Disposition Agreement described in Item 6 and set forth as an Exhibit to this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Cabletron and Efficient are parties to a Standstill and Disposition Agreement (the "SDA"), dated as of December 17, 1999, pursuant to which Cabletron has agreed (a) to take such action as may be required to vote a portion of its shares of Efficient in the same proportion as other stockholders of Efficient have voted their shares of Efficient Common Stock on any particular matter and (b) not to dispose of its shares of Efficient Common Stock, subject to various exceptions stated therein including sales pursuant to underwritten, registered offerings and certain sales under Rule 144 of the Securities Act of 1933, as amended. The entire text of the SDA is set forth as an Exhibit to this Statement and is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     The following documents are filed herewith:

     A Standstill and Disposition Agreement, dated as of December 17, 1999, between Efficient Networks, Inc. and Cabletron Systems, Inc.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April, 19, 2000


                         CABLETRON SYSTEMS, INC.


                         By:/s/ Eric Jaeger
                            ----------------------------------
                            Name: Eric Jaeger
                            Title:  Executive Vice President, Corporate Affairs

                                   SCHEDULE A

The following table sets forth certain information concerning each of Cabletron's directors and executive officers as of the date hereof.

Name:                                       Piyush Patel
                                            (Chief Executive Officer, President, Director and
                                            Chairman)

Citizenship:                                United States

Business Address:                           Cabletron Systems, Inc.
                                            35 Industrial Way
                                            Rochester, NH  03867

Principal Occupation:                       Chief Executive Officer, Cabletron Systems, Inc.

Name:                                       David Kirkpatrick
                                            (Executive Vice President, Chief Financial Officer)
Citizenship:                                United States

Business Address:                           Cabletron Systems, Inc.
                                            35 Industrial Way
                                            Rochester, NH  03867

Principal Occupation:                       Chief Financial Officer, Cabletron Systems, Inc.

Name:                                       Eric Jaeger
                                            (Executive Vice President, Corporate Affairs,
                                            Assistant Secretary)

Citizenship:                                United States

Business Address:                           Cabletron Systems, Inc.
                                            35 Industrial Way
                                            Rochester, NH  03867

Principal Occupation:                       Executive Vice President, Cabletron Systems, Inc.



Name:                                       Thomas D. Bunce
                                            (Executive Vice President, Product Development)

Citizenship:                                United States

Business Address:                           Cabletron Systems, Inc.
                                            35 Industrial Way
                                            Rochester, NH  03867

Principal Occupation:                       Executive Vice President, Cabletron Systems, Inc.

Name:                                       Enrique P. Fiallo
                                            (President, Enterasys Networks, a wholly-owned
                                            subsidiary of Cabletron Networks, Inc.)

Citizenship:                                United States

Business Address:                           Cabletron Systems, Inc.
                                            35 Industrial Way
                                            Rochester, NH  03867

Principal Occupation:                       President, Enterasys Networks

Name:                                       Earle S. Humphreys
                                            (President, GlobalNetwork Technology Services, a
                                            wholly-owned subsidiary of Cabletron Systems, Inc.)

Citizenship:                                United States

Business Address:                           c/o Cabletron Systems, Inc.
                                            35 Industrial Way
                                            Rochester, NH  03867

Principal Occupation:                       President, GlobalNetwork Technology Services

Name:                                       Romulus S. Periera
                                            (President, Riverstone Networks, a wholly-owned
                                            subsidiary of Cabletron Systems, Inc.)

Citizenship:                                India



Business Address:                           Riverstone Networks
                                            5200 Great America Parkway
                                            Santa Clara, CA 95054 USA

Principal Occupation:                       President, Riverstone Networks

Name:                                       John J. Roese
                                            (Chief Technology Officer)

Citizenship:                                United States

Business Address:                           Cabletron Systems, Inc.
                                            35 Industrial Way
                                            Rochester, NH  03867

Principal Occupation:                       Chief Technology Officer, Cabletron Systems, Inc.

Name:                                       Michael A. Skubisz
                                            (President, Aprisma Management Technologies, a
                                            wholly-owned subsidiary of Cabletron Systems, Inc.)

Citizenship:                                United States

Business Address:                           Aprisma Management Technologies
                                            121 Technology Drive
                                            Durham, NH 03824

Principal Occupation:                       President, Aprisma Management Technologies

Name:                                       Gary Workman
                                            (President of Operations, Asia Pacific)

Citizenship:                                United States

Business Address:                           Cabletron Systems, Inc.
                                            35 Industrial Way
                                            Rochester, NH  03867

Principal Occupation:                       President of Operations, Asia Pacific, Cabletron
                                            Systems, Inc.



Name:                                       Thomas N. Gleason
                                            (Executive Vice President, North American/South
                                            American Sales)

Citizenship:                                United States

Business Address:                           Cabletron Systems, Inc.
                                            35 Industrial Way
                                            Rochester, NH  03867

Principal Occupation:                       Executive Vice President, Cabletron Systems, Inc.

Name:                                       Craig Benson
                                            (Director)

Citizenship:                                United States

Business Address:                           c/o Cabletron Systems, Inc.
                                            35 Industrial Way
                                            Rochester, NH  03867

Principal Occupation:                       Director, Cabletron Systems, Inc.

Name:                                       Paul Duncan
                                            (Director)

Citizenship:                                United States

Business Address:                           Reebok International, Ltd.
                                            100 Technology Center Drive
                                            Stoughton, MA  02072

Principal Occupation:                       Executive Vice President, Reebok International,
                                            Ltd.

Name:                                       Michael Myerow
                                            (Secretary, Director)

Citizenship:                                United States

Business Address:                           Myerow & Poirier
                                            1000 Franklin Village Drive
                                            Franklin, Massachusetts 02038



Principal Occupation:                       Attorney, Myerow and Poirier

Name:                                       Donald McGuinness
                                            (Director)

Citizenship:                                United States
Business Address:                           c/o Cabletron Systems, Inc.
                                            35 Industrial Way
                                            Rochester, NH  03867

Principal Occupation:                       Retired

                                  Exhibit Index
                                  -------------

Document
--------

     The following documents are filed herewith:

     A Standstill and Disposition Agreement, dated as of December 17, 1999, between Efficient Networks, Inc. and Cabletron Systems, Inc.

                                                                      EXHIBIT  A
                                                                      ----------





                      STANDSTILL AND DISPOSITION AGREEMENT


                                     Between


                            EFFICIENT NETWORKS, INC.


                                       and


                             CABLETRON SYSTEMS, INC.


                          Dated as of December 17, 1999

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
ARTICLE 1 DEFINITIONS.....................................................   1

     1.1     Certain Definitions..........................................   1

ARTICLE 2 STANDSTILL AND RELATED COVENANTS................................   5

     2.1     Cabletron Ownership of Efficient Securities..................   5
     2.2     Standstill Provisions........................................   5
     2.3     Voting                                                          6
     2.4     Voting Trust.................................................   6
     2.5     Solicitation of Proxies......................................   6
     2.6     Acts in Concert with Others..................................   6
     2.7     Termination..................................................   7

ARTICLE 3 RESTRICTIONS ON TRANSFER OF SECURITIES; COMPLIANCE WITH
     SECURITIES LAWS......................................................   7

     3.1     Restrictions on Transfer of Voting
             Securities of Efficient......................................   7
     3.2     Restrictive Legends..........................................   8
     3.3     Procedures for Certain Transfers.............................   9
     3.4     Covenant Regarding Exchange Act Filings......................  10
     3.5     Termination..................................................  10

ARTICLE 4 REGISTRATION RIGHTS.............................................  11

     4.1     Demand Registration..........................................  11
     4.2     Shelf Registration...........................................  11
     4.3     Piggyback Registration.......................................  12
     4.4     Demand and Shelf Registration Procedures, Rights and
             Obligations..................................................  14
     4.5     Expenses.....................................................  18
     4.6     Indemnification..............................................  18
     4.7     Issuances by Efficient or Other Holders......................  19
     4.8     Information by Cabletron.....................................  19
     4.9     Market Standoff Agreements...................................  19
     4.10    Additional Registration Rights Covenants.....................  20
     4.11    Termination..................................................  21

ARTICLE 5 MISCELLANEOUS...................................................  21

     5.1     Governing Law................................................  21
     5.2     Successors and Assigns.......................................  21
     5.3     Entire Agreement; Amendment..................................  21
     5.4     Notices and Dates............................................  21
     5.5     Language Interpretation......................................  22
     5.6     Table of Contents; Titles; Headings..........................  23
     5.7     Counterparts.................................................  23
     5.8     Severability.................................................  23
     5.9     Injunctive Relief............................................  23
     5.10    Automatic Adjustments to Share Numbers.......................  23


                      STANDSTILL AND DISPOSITION AGREEMENT

     THIS STANDSTILL AND DISPOSITION AGREEMENT (this "AGREEMENT") is made as of December 17, 1999, between Cabletron Systems, Inc., a Delaware corporation ("CABLETRON"), and Efficient Networks, Inc., a Delaware corporation ("EFFICIENT").

                                    RECITALS
                                    --------

     A. Pursuant to the terms of the Agreement and Plan of Reorganization, dated as of November 21, 1999 (the "MERGER AGREEMENT"), by and among Efficient, Cabletron, Fire Acquisition Corporation, a California corporation and Flowpoint Corporation, a California corporation, Cabletron will receive 7,200,000 shares of Efficient's Common Stock, par value $0.01 per share (the "SHARES") and 6,300 shares of Efficient's Series A Non-Voting Convertible Stock (the "PREFERRED STOCK").

     B. The Merger Agreement provides for the execution and delivery of this Agreement.

     NOW, THEREFORE, in consideration of the representations, warranties, covenants and conditions herein and in the Merger Agreement, the parties hereto hereby agree as follows:

                                   ARTICLE 1

                                  DEFINITIONS

1.1  Certain Definitions.  As used in this Agreement:
     -------------------

     (a) "AFFILIATE" shall have the meaning set forth in Section 3.3(c).

     (b) "AVAILABLE SHARES" shall have the meaning set forth in Section 4.3(c)(ii).

     (c) "BASE SHARES" means the number of shares of Efficient equal to ten percent (10%) of Efficient's Voting Securities.

     (d) "BENEFICIAL OWNERSHIP" or "BENEFICIAL OWNER" has the meaning provided in Rule 13d-3 promulgated under the Exchange Act. References to ownership of Voting Securities hereunder mean record and/or beneficial ownership.

     (e) "CHANGE IN CONTROL OF EFFICIENT" shall mean a merger, consolidation or other business combination or the sale of all or substantially all of the assets of Efficient (other than a transaction pursuant to which the holders of the voting stock of Efficient outstanding immediately prior to such transaction have the entitlement to exercise, directly or indirectly, fifty percent (50%) or more of the Total Voting Power of the continuing, surviving entity or transferee immediately after such transaction).

     (f) "CABLETRON" has the meaning set forth in the recitals hereto and includes any Person controlling Cabletron.

     (g) "CABLETRON COMPETITOR" is any of the top five (5) data networking companies, as measured by revenues from time to time.

     (h) "CABLETRON CONFLICT OF INTEREST TRANSACTION" means any transaction requiring the approval of Efficient's Stockholders (i) between Efficient and one (or more) Persons in which Cabletron owns or controls a five percent (5%) equity interest or (ii) a Change of Control of Efficient with a Cabletron Competitor.

     (i) "CABLETRON POOLING TRANSACTION LOCK-UP" has the meaning set forth in
Section 4.9(a).

     (j) "CABLETRON PUBLIC OFFERING LOCK-UP" has the meaning set forth in
Section 4.9(a).

     (k) "CONTROLLED AFFILIATE" means, with respect to any Person, any Person directly or indirectly controlled by such other Person where, for purposes of this definition, "CONTROL" or "CONTROLLED BY" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of Voting Securities, by contract or otherwise.

     (l) "CONVERSION STOCK" shall mean the Efficient Common Stock received upon conversion of the Preferred Stock.

     (m) "DEMAND BREATHING PERIOD" means (x) 180 days after the closing of the offering related to a prior Demand Request or (y) 90 days after the closing of the last public offering of securities by Efficient for its own account.

     (n) "DEMAND REGISTRATION STATEMENT" has the meaning set forth in Section 4.1(a).

     (o) "DEMAND REQUEST" has the meaning set forth in Section 4.1(a).

     (p) "DEMAND MANAGING UNDERWRITERS" has the meaning set forth in Section 4.4(c).

     (q) "DEMAND MARKET CUT-BACK" has the meaning set forth in Section 4.4(d).

     (r) "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

     (s) "EXCLUSIVE DEMAND PERIOD" means the period between the date hereof and December 31, 2000; provided, that, the Exclusive Demand Period shall be extended day per day for the duration of any Suspension Condition in effect prior to December 31, 2000.

     (t) "EXCLUSIVE DEMAND PERIOD OFFERING" means a public offering of Voting Securities for cash by Efficient for its own account (excluding the First Offering) during the Exclusive Demand Period.

     (u) "FIRST OFFERING" means the first underwritten public offering of Voting Securities for cash by Efficient for its own account following the date hereof.

     (v) "GROUP" or "GROUP" shall have the meaning provided in Section 13(d)(3) of the Exchange Act and the rules and regulations promulgated thereunder, but shall exclude any institutional underwriter purchasing Voting Securities of Efficient in connection with an underwritten registered offering for purposes of a distribution of such securities.

     (w) "INDEMNIFIED PARTY" has the meaning set forth in Section 4.6(c).

     (x) "INDEMNIFYING PARTY" has the meaning set forth in Section 4.6(c).

     (y) "INVESTORS" shall have the meaning set forth in the Investors' Rights Agreement.

     (z) "INVESTORS' RIGHTS AGREEMENT" shall mean that certain Investors' Rights Agreement of Efficient dated July 30, 1993, as amended (or any successor to such agreement).

     (aa) "MINIMUM DEMAND PORTION" shall have the meaning set forth in Section 4.4(d)(i).

     (bb) "PASSIVE INVESTOR" means a bank, a qualified pension trust or a registered mutual fund which reports its ownership of securities under and utilizing Section 13(G) of the Exchange Act (and Form 13(G) under the Exchange
Act) and which has not, within the two (2) year period prior to the time of determination, participated in a solicitation of proxies against a portfolio company or filed a Form 13(d) or converted from a Form 13(G) filer to a Form 13(d) filer with respect to any portfolio company.

     (cc) "PERSON" shall mean any person, individual, corporation, partnership, trust, limited liability company or other non-governmental entity or any governmental agency, court, authority or other body (whether foreign, federal, state, local or otherwise).

     (dd) "PIGGYBACK MARKET CUT-BACK" has the meaning set forth in Section
4.3(c).

     (ee) "PIGGYBACK REGISTRABLE SECURITIES" has the meaning set forth in
Section 4.3(a).

     (ff) "PIGGYBACK REGISTRATION STATEMENT" has the meaning set forth in
Section 4.3(a).

     (gg) "PIGGYBACK REQUEST" has the meaning set forth in Section 4.3(a).

     (hh) "PIGGYBACK UNDERWRITING AGREEMENT" has the meaning set forth in
Section 4.3(b).

     (ii) "PREFERRED STOCK" has the meaning set forth in Section A of the Recitals.

     (jj) "PROPORTIONATELY" has the meaning set forth in Section 2.3.

     (kk) "REGISTER," "REGISTERED" and "REGISTRATION" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement.

     (ll) "REGISTRABLE SECURITIES" means (i) the Shares, (ii) Conversion Stock and (iii) any securities issued in respect of the foregoing as a result of any stock split, stock dividend, recapitalization, or similar transaction.

     (mm) "REGISTRATION EXPENSES" shall mean all expenses incurred in connection with a registration hereunder, including, without limitation, all registration and filing fees, listing fees, printing and automated document preparation expenses, custody fees, fees and disbursements of counsel for Efficient, blue sky fees and expenses, and the expenses of Efficient's independent accountants, including any special audits or comfort letters incident to or required by any such registration, but excluding the expenses of regular employees of Efficient, which shall be paid in any event by Efficient.

     (nn) "RESERVED PORTION" shall mean (i) with respect to the First Offering, provided the preliminary prospectuses with respect to such offering are printed and distributed prior to May 1, 2000 and such offering closes by June 1, 2000 (the "CRITERIA"), 35% of the number of shares to be distributed in such offering; (ii) with respect to an Exclusive Demand Period Offering (or the First Offering if the Criteria are not met), the greater of 40% of the shares to be distributed in such offering or 3,000,000 shares.

     (oo) "RESERVED SHARES" shall have the meaning set forth in Section 4.4(d)(ii).

     (pp) "SECURITIES" has the meaning set forth in Section 3.2(a).

     (qq) "SECURITIES ACT" means the Securities Act of 1933, as amended.

     (rr) "SEC" means the Securities and Exchange Commission or any other federal agency at the agency administering the Securities Act.

     (ss) "SELLING EXPENSES" shall mean with respect to any registration pursuant to this Agreement, all underwriting discounts and selling commissions applicable to the sale of shares and all fees and disbursements of counsel to any Person other than the Company.

     (tt) "SHARES" has the meaning set forth in Section A of the recitals above; provided, however, if not capitalized, "SHARES" shall mean shares of Efficient's common stock generally.

     (uu) "SHELF REGISTRABLE SECURITIES" has the meaning set forth in Section 4.2(a).

     (vv) "SHELF REGISTRATION STATEMENT" has the meaning set forth in Section 4.2(a).

     (ww) "SUSPENSION CONDITION" has the meaning set forth in Section 4.4(f).

     (xx) "TOTAL CONSIDERATION SHARES" shall mean the aggregate of (x) the total number of Shares held by Cabletron and (y) the total number of shares of Efficient Common Stock which the Preferred Stock has been converted into or is convertible into.

     (yy) "VOTING SECURITIES" means all securities of Efficient, entitled, in the ordinary course, to vote in the election of directors of Efficient. Voting Securities shall not include stockholder rights or other comparable securities having Voting Power only upon the happening of a trigger event or comparable contingency and which can only be transferred together with the Voting Securities to which they attach. References herein to meetings of holders of Voting Securities shall include meetings of any class or type thereof.

     (zz) "VOTING POWER" or "TOTAL VOTING POWER" of Efficient (or any other corporation) refer to the votes or total number of votes which at the time of calculation may be cast in the election of directors of Efficient (or such corporation) at any meeting of stockholders of Efficient (or such corporation) if all securities entitled to vote in the election of directors of Efficient (or such corporation) were present and voted at such meeting; provided that for purposes of references herein made to any Person's "Voting Power" or percentage beneficial ownership of "Total Voting Power," any rights (other than rights referred to in any rights plan of Efficient (or any such other corporation) or a successor to such rights plan so long as such rights can only be transferred together with the Voting Securities to which they attach) of such Person to acquire Voting Securities (whether or not the exercise of any such right shall be conditioned upon any contingency) shall be deemed to have been exercised in full.

     All capitalized terms used and not defined herein shall have the respective meanings assigned to such terms in the Merger Agreement.

                                   ARTICLE 2

                        STANDSTILL AND RELATED COVENANTS

     2.1 Cabletron Ownership of Efficient Securities. On the date hereof, and
         -------------------------------------------
without giving effect to the transactions contemplated by the Merger Agreement, neither Cabletron nor any Controlled Affiliate of Cabletron beneficially owns any Voting Securities of Efficient.

     2.2  Standstill  Provisions.  Cabletron  shall  not  acquire,  directly  or
          ---------------------
indirectly, and shall not cause or permit any Controlled Affiliate of Cabletron to acquire, directly or indirectly (through market purchases or otherwise), record or beneficial ownership of any Voting Securities of Efficient without the prior written consent of the Board of Directors of Efficient; provided, however, that the prior written consent of the Board of Directors of Efficient shall not be required for the acquisition of any Voting Securities of Efficient directly from Efficient or resulting from a stock split, stock dividend or similar recapitalization by Efficient. Nothing contained in this Section 2.2 shall adversely affect any right of Cabletron or any Controlled Affiliate of Cabletron to acquire record or beneficial ownership of Voting Securities of Efficient pursuant to any rights plan instituted by Efficient.

     2.3 Voting.  Unless the Board of Directors of Efficient  otherwise consents
         ------
in writing in advance, Cabletron shall take such action (and shall cause each Controlled Affiliate of Cabletron that beneficially owns Voting Securities of Efficient to take such action) as may be required so that all Voting Securities of Efficient beneficially owned by Cabletron (or any such Controlled Affiliate of Cabletron) from time to time, other than the Base Shares, are voted on all matters to be voted on by holders of Voting Securities of Efficient in the same proportion (for, against and abstain, with lost, damaged or disfigured ballots counting as abstentions to the extent that they cannot be counted as for or against under applicable law) as the votes cast by the other holders of Voting Securities of Efficient with respect to such matters ("PROPORTIONATELY"); provided, however, that on any matter that constitutes, involves or is part of, a Cabletron Conflict of Interest Transaction, Cabletron and any Controlled Affiliate of Cabletron must vote all Voting Securities, including the Base Shares, Proportionately. Cabletron (or any Controlled Affiliate of Cabletron), as the holder of Voting Securities of Efficient, shall be present, in person or by proxy, at all meetings of the stockholders of Efficient so that all Voting Securities of Efficient beneficially owned by Cabletron (or such Controlled Affiliate of Cabletron) from time to time may be counted for the purposes of determining the presence of a quorum at such meetings. The foregoing provision shall also apply to the execution by Cabletron of any written consent in lieu of a meeting of holders of Voting Securities of Efficient or any class thereof.

     2.4 Voting Trust.  Cabletron  shall not, and shall not cause or permit any
         ------------
Controlled Affiliate of Cabletron to, deposit any Voting Securities of Efficient in a voting trust or, except as otherwise provided herein, subject any Voting Securities of Efficient to any arrangement or agreement with respect to the voting of such Voting Securities of Efficient.

     2.5  Solicitation of Proxies. Without  the prior  written  consent of the
          -----------------------
Board of Directors of Efficient, Cabletron shall not, and shall not cause or permit any Controlled Affiliate of Cabletron to, directly or indirectly (i) initiate, propose or otherwise solicit Efficient stockholders for the approval of one or more stockholder proposals with respect to Efficient or induce or attempt to induce any other Person to initiate any stockholder proposal, (ii) make, or in any way participate in, any "SOLICITATION" of "PROXIES" (as such terms are defined or used in Regulation 14a-1 under the Exchange Act) with respect to any Voting Securities of Efficient, or become a "PARTICIPANT" in any "ELECTION CONTEST" (as such terms are used in Rule 14a-11 of Regulation 14A under the Exchange Act), with respect to Efficient or (iii) call or seek to have called any meeting of the holders of Voting Securities of Efficient.

     2.6 Acts in Concert with Others.  Except as contemplated herein,  Cabletron
         ---------------------------
shall not, and shall not cause or permit any Controlled Affiliate of Cabletron, to participate in the formation, or encourage the formation, of any Person which owns or seeks to acquire beneficial ownership of, or otherwise acts in concert in respect of the Voting or disposition of, Voting Securities of Efficient. Without limiting the generality of the foregoing, and except as contemplated herein, Cabletron shall not, and shall not cause or permit any Controlled Affiliate of Cabletron to: (i) join a partnership, limited partnership, syndicate or other group, or otherwise act in concert with any third person, for the purpose of acquiring, holding, or disposing of Voting Securities of Efficient; (ii) seek election to or seek to place a representative on the Board of Directors of Efficient; (iii) seek the removal of any member of the Board of Directors of Efficient; (iv) otherwise seek control of the management, Board of Directors or policies of Efficient; (v) solicit, propose, seek to effect or negotiate with any other Person with respect to any form of business combination transaction with Efficient or any Controlled Affiliate thereof, or any restructuring, recapitalization or similar transaction with respect to Efficient or any Controlled

Affiliate thereof; (vi) solicit, make or propose or encourage or negotiate with any other Person with respect to, or announce an intent to make, any tender offer or exchange offer for any Voting Securities of Efficient; (vii) disclose an intent, purpose, plan or proposal with respect to Efficient or any Voting Securities of Efficient inconsistent with the provisions of this Agreement, including an intent, purpose, plan or proposal that is conditioned on or would require Efficient to waive the benefit of or amend any provision of this Agreement; or (vii) assist, participation in, facilitate, encourage or solicit any effort or attempt by any Person to do or seek to do any of the foregoing. Cabletron shall not, and shall not cause or permit any Controlled Affiliate of Cabletron to, encourage or render advice to or make any recommendation or proposal to any Person to engage in any of the actions covered by Section 2.5 and this Section 2.6 hereof.

     2.7 Termination. The provisions of this Article 2 shall terminate at such
         -----------
time as (i) Cabletron (together with all Controlled Affiliates of Cabletron) beneficially owns in the aggregate Voting Securities of Efficient representing less than five percent (5%) of the Total Voting Power of Efficient or (ii) upon a Change in Control of Efficient.

                                   ARTICLE 3

     RESTRICTIONS ON TRANSFER OF SECURITIES; COMPLIANCE WITH SECURITIES LAWS

     3.1 Restrictions on Transfer of Voting Securities of Efficient. Cabletron
         ----------------------------------------------------------
shall not, and shall not cause or permit any Controlled Affiliate of Cabletron to, directly or indirectly, offer to sell, contract to sell, make any short sale of, or otherwise sell, dispose of, loan, gift, pledge or grant any options or rights with respect to, any Securities, now or hereafter acquired, or with respect to which Cabletron or any Controlled Affiliate of Cabletron has or hereafter acquires the power of disposition or enter into any agreement or understanding with respect to the foregoing, except as set forth below (for purposes of the following, the Preferred Stock shall be deemed converted into Conversion Stock):

     (a) to Efficient, or any Person or group approved in writing in advance by the Board of Directors of Efficient;

     (b) subject to Section 3.3(a) below, to any Controlled Affiliate of Cabletron, so long as such Controlled Affiliate agrees in writing, in form reasonably acceptable to counsel for Efficient, to hold such Voting Securities or Preferred Stock of Efficient subject to all the provisions of this Agreement, and so agrees to transfer such Voting Securities or Preferred Stock of Efficient to Cabletron or another Controlled Affiliate of Cabletron if it ceases to be a Controlled Affiliate of Cabletron;

     (c) pursuant to a firm commitment, underwritten public offering of Securities registered under the Securities Act;

     (d) subject to Section 3.3(b) below, through a sale of Securities pursuant to Rule 144 under the Securities Act or pursuant to the Shelf Registration Statement; provided, however, that any such sale complies with the manner of sale provisions under paragraph (f) of Rule

144 or the plan of distribution set forth in the Shelf Registration Statement, as applicable and is not made to: (A) any Person or group which has theretofore filed a Schedule 13D with the SEC with respect to any class of "EQUITY SECURITY" (as defined in Rule 13a11-1 under the Exchange Act) of Efficient and which, at the time of such sale, continues to reflect beneficial ownership in excess of five percent (5%) of the Total Voting Power of Efficient; (B) any Person or group which, after giving effect to the sale and to the actual knowledge of Cabletron (with no duty of investigation), will beneficially own in excess of five percent (5%) of any Voting Securities of Efficient or to be accumulating stock on behalf of or acting in concert with any such Person or group or a Person or group contemplated by clause (A) above, provided however, that this clause (B) shall not apply with respect to transfers less than 100,000 shares; or (C) any Person or group that has announced or commenced an unsolicited offer for any Voting Securities or Preferred Stock of Efficient or publicly initiated, proposed or otherwise solicited Efficient stockholders for the approval of one or more stockholder proposals with respect to Efficient or publicly made, or in any way participated in, any "SOLICITATION" of "PROXIES" (as such terms are defined or used in Regulation 14A under the Exchange Act) with respect to any Voting Securities or Preferred Stock of Efficient, or become a "PARTICIPANT" in any "ELECTION CONTEST" (as such terms are used in Rule 14a-11 of Regulation 14A under the Exchange Act);

     (e) (i) subject to Section 3.3(a) below, pursuant to any private sale of Securities exempt from the registration requirements under the Securities Act; provided, however, that (i) no such sale may be made to any Person or group which, to the knowledge of Cabletron after reasonable inquiry and after giving effect to such sale, will beneficially own or have the right to acquire Voting Securities or Preferred Stock of Efficient with aggregate Voting Power of more than five percent (5%) of the Total Voting Power of Efficient or group, except, however, if such Person or group is a Passive Investor, such limitation shall be ten percent (10%) of the Total Voting Power of Efficient; and (ii) in any event any such purchaser shall agree to take and hold such Securities subject to the provisions and upon the conditions specified in Sections 2 and 3 of this Agreement, and it will be a condition precedent to the effectiveness of any such transfer that Cabletron shall have delivered to Efficient a written agreement of such purchaser to that effect in form and substance reasonably satisfactory to Efficient; or

     (f) in response to an offer to purchase or exchange for cash or other consideration any Voting Securities or Preferred Stock, which in any case is not opposed by the Board of Directors of Efficient within the time such Board is required, pursuant to Regulations under the Exchange Act, to advise the stockholders of Efficient of such Board's position with respect to such offer, or, if no such Regulations are applicable, within ten (10) business days of the commencement of such offer, or pursuant to a merger, consolidation or other business combination involving Efficient approved by the Board of Directors of Efficient.

     3.2 Restrictive Legends. (a) The certificate or certificates representing
               -------------------
the (i) the Shares, (ii) the Preferred Stock, (iii) the Conversion Stock and
(iv) any securities issued in respect of the foregoing as a result of any stock split, stock dividend, recapitalization, or similar transaction (collectively, the "SECURITIES") shall be stamped or otherwise imprinted with a legend substantially in the following form (in addition to any legend required under applicable state Securities laws):

     THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER AS TO THE AVAILABILITY OF AN EXEMPTION FROM REGISTRATION.

     (b) In addition to the legend provided for in Section 3.2 (a), the certificate or certificates representing the Securities and any other securities of Efficient hereafter acquired (for example, in compliance with Section 2.2) shall be stamped or otherwise imprinted with a legend substantially in the following form:

     THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER, INCLUDING ANY SALE, PLEDGE OR OTHER HYPOTHECATION, WHICH RESTRICTIONS ARE SET FORTH IN AN AGREEMENT BETWEEN THE ISSUER AND CABLETRON SYSTEMS, INC., A COPY OF WHICH MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE ISSUER AT THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

     3.3 Procedures for Certain Transfers.
         --------------------------------

     (a) Prior to any proposed transfer of any Securities pursuant to Sections 3.1(b) and 3.1(e)(i) hereof, Cabletron shall give written notice to Efficient of Cabletron's intention to effect such transfer. Each such notice shall describe the manner and circumstances of the proposed transfer in sufficient detail, and shall be accompanied by either: (i) a written opinion of legal counsel (including in-house counsel), who shall be reasonably satisfactory to Efficient, addressed to Efficient and reasonably satisfactory in form and substance to Efficient's counsel, to the effect that the proposed transfer of the Securities may be effected without registration under the Securities Act; or (ii) a "no action" letter from the SEC and a copy of any request by Cabletron (together with all supplements or amendments thereto), which shall have been provided to Efficient at or prior to the time of first delivery to the SEC's staff, to the effect that the transfer of such Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto, whereupon Cabletron shall be entitled to transfer such Restricted Securities in accordance with the terms of the notice delivered by Cabletron to Efficient.

     (b) In connection with any proposed transfer of Securities pursuant to Rule 144 as provided in Section 3.1(d) above, Cabletron shall comply with the reasonable requirements of Efficient's transfer agent with respect to sales of restricted securities pursuant to Rule 144.

     (c) Each certificate evidencing the Securities transferred as herein provided (other than a transfer pursuant to Section 3.1(c) or pursuant to the Shelf Registration Statement) shall bear the appropriate restrictive legend set forth (or described) in Section 3.4(a) above, except that such certificate shall not bear such restrictive legend if: (i) in the opinion of counsel for Efficient, such legend is not required in order to establish compliance with any provisions of the Securities Act; (ii) the Securities have been held by the holder for more than two years, and the holder represents to counsel for Efficient that it has not been an "AFFILIATE" (as such term is defined for purposes of Rule 144) of Efficient during the three-month period prior to the sale and shall not become an affiliate (as such term is defined for purposes of Rule 144) of Efficient without resubmitting the Securities for reimposition of the legend; or (iii) the Securities have been sold pursuant to Rule 144 and in compliance with Section 3.1(d). In addition, each certificate evidencing the Securities transferred pursuant to this Article 3 (other than transfers pursuant to Sections 3.1(c) or pursuant to the Shelf Registration Statement) shall bear the legend set forth in
Section 3.2(b) above. The restrictive legend specified in Section 3.2(a) shall promptly be removed in connection with a sale pursuant to Section 3.1(c) or the Shelf Registration Statement or the satisfaction of subclause (i), (ii) or (iii) above. The restrictive legend specified in Section 3.2(b) shall be removed upon termination of Article 3 as set forth in Section 3.5 below or in connection with a transfer of securities which does not require the transferee to be bound by this Section 3.

     3.4 Covenant Regarding Exchange Act Filings. With a view to making
         ---------------------------------------
available to Cabletron the benefits of Rule 144 promulgated under the Act and any other rule or regulation of the SEC that may any time permit Cabletron to sell securities of Efficient to the public without registration. Efficient agrees to:

     (i) Make and keep public information available, as those terms are understood and defined in SEC Rule 144;

     (ii) File with the SEC in a timely manner all reports and other documents required of the Company under the Act and the 1934 Act; and

     (iii) Furnish to Cabletron, so long as Cabletron owns any Voting Securities, forthwith upon request (i) a written statement by Efficient that it has complied with the reporting requirements of SEC Rule 144; (ii) a copy of the most recent annual or quarterly report of Efficient and such other reports and documents so filed by Efficient and (iii) such other information as may be reasonably requested in availing Cabletron of any rule or regulation of the SEC which permits the selling of any such securities without registration.

     3.5 Termination. The provisions of this Article 3 shall terminate (other
         -----------
than insofar they relate to general application of securities laws) upon the later to occur of: (i) the tenth anniversary date of this Agreement and (ii) such time as Cabletron (together with all Controlled Affiliates of Cabletron) beneficially owns in the aggregate Voting Securities of Efficient representing less than five percent (5%) of the Total Voting Power of Efficient or upon the closing or other completion of a Change in Control of Efficient.

                                   ARTICLE 4

                               REGISTRATION RIGHTS

     4.1 Demand Registration.
         -------------------

     (a) If at any time after July 21, 2000, Efficient shall receive from Cabletron a written request (a "DEMAND REQUEST") that Efficient register on Form S-1 or Form S-3 under the Securities Act (or if such form is not available, any registration statement form then available to Efficient) Registrable Securities equal to at least 2,000,000 shares of the Voting Securities of Efficient outstanding on the date of such Demand Request, then Efficient shall use commercially reasonable efforts to cause the Registrable Securities specified in such Demand Request (the "DEMAND REGISTRABLE SECURITIES") to be registered as soon as reasonably practicable so as to permit the offering and sale thereof and, in connection therewith, shall prepare and file with the SEC as soon as practicable, and in any event within thirty (30) days, after receipt of such Demand Request, a registration statement (a "DEMAND REGISTRATION STATEMENT") to effect such registration; provided, however, that each such Demand Request shall: (i) specify the number of Demand Registrable Securities intended to be offered and sold by Cabletron pursuant thereto (which number of Demand Registrable Securities shall not be less than 2,000,000 of the Voting Securities of Efficient outstanding on the date of such Demand Request); (ii) express the present intention of Cabletron to offer or cause the offering of such Demand Registrable Securities pursuant to such Demand Registration Statement, (iii) describe the nature or method of distribution of such Demand Registrable Securities pursuant to such Demand Registration Statement (including, in particular, whether Cabletron plans to effect such distribution by means of an underwritten offering); and (iv) contain the undertaking of Cabletron to provide all such information and materials and take all such actions as may be required in order to permit Efficient to comply with all applicable requirements of the Securities Act, the Exchange Act and the rules and Regulations of the SEC thereunder, and to obtain any desired acceleration of the effective date of such Demand Registration Statement.

     (b) The procedures to be followed by Efficient and Cabletron, and the respective rights and obligations of Efficient and Cabletron, with respect to the preparation, filing and effectiveness of Demand Registration Statements and the distribution of Demand Registrable Securities pursuant to Demand Registration Statements under this Section 4.1 are set forth in Section 4.4 hereof.

     4.2  Shelf Registration.
          ------------------

     (a) By July 21, 2000, Efficient shall use its commercially reasonable efforts to register pursuant to Rule 415(a)(1)(i) under the Securities Act (or any successor rule with similar effect) a continuous or delayed offering of Registrable Securities (the "SHELF REGISTRABLE SECURITIES") to be registered as soon as reasonably practicable so as to permit the sale thereof and, in connection therewith, shall prepare and file with the SEC a shelf registration statement on Form S-3 relating to the Shelf Registrable Securities, if such Form S-3 is available for use by Efficient (or any successor form of registration statement to such Form S-3), to effect such registration (the "SHELF REGISTRATION STATEMENT"), to enable the distribution of the Shelf Registrable Securities. In connection with the Shelf Registration Statement, Cabletron shall undertake to offer or cause the offering of such Shelf Registrable Securities in accordance with the plan of distribution described in the Shelf Registration Statement which shall include, to the extent allowable on such form, exchange transactions or the over-the-counter market transactions; private transactions other than exchange or over-the-counter market transactions; pledge to secure debts and other obligations; writing of non-traded and exchange-traded call options, hedge transactions and in settlement of other transactions in standardized or over-the-counter options, or a combination of the above transactions; and provide all such information and materials and take all such actions as may be required in order to permit Efficient to comply with all applicable requirements of the Securities Act, the Exchange Act and the rules and Regulations of the SEC thereunder, and to obtain any desired acceleration of the effective date of the Shelf Registration Statement.

     (b) The aggregate number of shares sold by Cabletron pursuant to this
Section 4.2 hereof and pursuant to the resale allowances under Rule 144 may not exceed an aggregate of 2,000,000 shares during any calendar quarter.

     (c) The procedures to be followed by Efficient and Cabletron, and the respective rights and obligations of Efficient and Cabletron, with respect to the preparation, filing and effectiveness of the Shelf Registration Statement and the distribution of Registrable Securities pursuant to the Shelf Registration Statement under this Section 4.2 are set forth in Section 4.4 hereof.

     4.3  Piggyback Registration.
          ----------------------

     (a) If at any time after the date of this Agreement, Efficient shall determine to register any of its equity or equity-linked Securities, including registration of shares in a so-called unallocated or universal shelf registration, whether for sale for its own account or for the account of any other Person, other than registration statements relating to (i) employee, consultant or distributor compensation or incentive arrangements, including employee benefit plans, or (ii) acquisitions or any transaction or transactions under Rule 145 under the Securities Act or any successor rule with similar effect, then Efficient will promptly give Cabletron written notice thereof and include in such registration statement (a "PIGGYBACK REGISTRATION STATEMENT") and in any underwriting involved therein, all Registrable Securities (the "PIGGYBACK REGISTRABLE SECURITIES") specified in a written request made by Cabletron (a "PIGGYBACK REQUEST") within five (5) business days (or such later time as the underwriters may allow in writing) after receipt of such written notice from Efficient.

     (b) If the Piggyback Registration Statement of which Efficient gives notice is for an underwritten offering or Efficient proposes to do an underwritten take down from an unallocated or universal shelf registration, Efficient shall so advise Cabletron as a part of the written notice given pursuant to Section 4.3(a). In such event, the right of Cabletron to registration pursuant to this
Section 4.3 (or participate in an underwritten take down in the case of an unallocated or universal shelf registration) shall be conditioned upon the agreement of Cabletron to participate in such underwriting and in the inclusion of such Piggyback Registrable Securities in the underwriting to the extent provided herein. Cabletron shall (together with Efficient and any other holders distributing

Securities in such Piggyback Registration Statement, if any) enter into an underwriting agreement (the "PIGGYBACK UNDERWRITING AGREEMENT") in customary form with the underwriter or underwriters selected for such underwriting by Efficient. If Cabletron disapproves of the terms of any such underwriting, it may elect to withdraw therefrom by written notice to Efficient and the managing underwriters. Any Piggyback Registrable Securities excluded or excluded from such underwriting shall be excluded from such Piggyback Registration Statement.

     (c) Notwithstanding any other provision of this Agreement, if the managing underwriters of any underwritten offering pursuant to a Piggyback Request determine, in their sole discretion that, after including all the shares proposed to be offered by Efficient and all the shares of any other Persons entitled to registration rights with respect to such Piggyback Registration Statement (pursuant to other agreements with Efficient), marketing factors require a limitation of the number of Piggyback Registrable Securities to be underwritten, Efficient may exclude Piggyback Registrable Securities (a "PIGGYBACK MARKET CUT-BACK"), subject to the following:

     (i) Cabletron shall, in any event, have the right to include in the First Offering or an Exclusive Demand Period Offering, as the case may be, a number of shares of Piggyback Registrable Securities equal to the Reserved Portion, (to the exclusion of shares to be included by Efficient or any other Person); and

     (ii) With respect to shares in excess of the Reserve Portion in the case of the First Offering or an Exclusive Demand Period Offering, or in other offerings, the Piggyback Market Cut-Back shall be made among Cabletron and the Investors pro-rata relative to the shares to be included in the offering other than (a) any shares to be issued and sold by Efficient, or (b) any Reserved Portion (the "AVAILABLE SHARES"); provided that other than in connection with the First Offering or an Exclusive Demand Period Offering, the Available Shares shall not be less than thirty percent (30%) of the shares to be sold in the offering. An Investor's pro-rata portion of the Available Shares shall be a fraction, the numerator of which is (a) the total number of shares of Efficient common stock held by such Investor, and the denominator of which is (b) the aggregate number of shares of common stock beneficially owned by all Investors and the Total Consideration Shares then beneficially owned by Cabletron (excluding the Reserved Portion). Cabletron's pro-rata portion of the Available Shares shall be a fraction, the numerator of which is (a) the number of Total Consideration Shares then beneficially owned by Cabletron (excluding the Reserved Portion), and the denominator of which is (b) the aggregate number of shares of common stock beneficially owned by all Investors and the number of Total Consideration Shares then beneficially owned by Cabletron (excluding the Reserved Portion).

     (d) Except to the extent specifically provided in this Section 4.3 hereof, the procedures to be followed by Efficient and Cabletron, and the respective rights and obligations of Efficient and Cabletron, with respect to the distribution of any Piggyback Registrable Securities by Cabletron pursuant to any Piggyback Registration Statement filed by Efficient shall be as set forth in the Piggyback Underwriting Agreement, or any other agreement or agreements governing the distribution of such Piggyback Registrable Securities pursuant to such Piggyback Registration Statement.

     (e) Notwithstanding the foregoing, however, nothing in this Section 4.3, or any other provision of this Agreement, shall be construed to limit the absolute right of Efficient, for any reason and in its sole discretion: (i) to delay, suspend or terminate the filing of any Piggyback Registration Statement; (ii) to delay the effectiveness of any Piggyback Registration Statement; (iii) reduce the number of securities to be distributed pursuant to any Piggyback Registration Statement (except below the 3,000,000 share minimum of the Reserve Portion in either (a) an Exclusive Demand Period Offering or (b) if the First Offering has not met the Criteria, then the First Offering, as the case may be); or (iv) to withdraw such Piggyback Registration Statement.

     4.4 Demand and Shelf Registration Procedures, Rights and Obligations. The
         ----------------------------------------------------------------
procedures to be followed by Efficient and Cabletron, and the respective rights and obligations of Efficient and Cabletron, with respect to the preparation, filing and effectiveness of Demand Registration Statements and the Shelf Registration Statement, respectively, and the distribution of Demand Registrable Securities and Registrable Securities, respectively, pursuant thereto, are as follows:

     (i) Cabletron shall not be entitled to make a Demand Request until expiration of the Demand Breathing Period, and shall not be entitled to make more than two (2) Demand Requests; provided, however, that any Demand Request that: (A) does not result in the corresponding Demand Registration Statement being declared effective by the SEC; (B) is withdrawn by Cabletron following the imposition of an order by the SEC with respect to the corresponding Demand Registration Statement; (C) is withdrawn by Cabletron as a result of the exercise by Efficient of its suspension rights pursuant to Sections 4.4(e) or
(f) hereof; (D) is withdrawn by Cabletron as a result of a Demand Market Cut-Back in violation of Section 4.4(d)(i) below, (E) is withdrawn if Cabletron shall have learned of a material adverse change in the condition, business or prospects of Efficient different than that known to Cabletron at the time of Cabletron shall have initiated the Demand Request (other than a decline in Efficient's stock price since such time unless, however, Cabletron agrees to pay, or otherwise reimburse Efficient, for all Registration Expenses) that makes the proposed offering unreasonable in the good faith judgment of Cabletron; or
(F) is withdrawn because the terms of the underwriting agreement, as contemplated by Section 4.4(c) below, are not reasonably customary, such Demand Request in the event of any of (A) through (F) shall not count as one of the two
(2) Demand Requests. Any Demand Request that is withdrawn by Cabletron for any reason other than as set forth in the previous sentence shall count as a Demand Request.

     (b) Efficient shall use commercially reasonable efforts to cause each Demand Registration Statement and the Shelf Registration Statement to be declared effective promptly and to keep such Demand Registration Statement and the Shelf Registration Statement continuously effective until the earlier to occur of: (i) the sale or other disposition of the Registrable Securities so registered; (ii) in the case of Demand Registration Statements, one hundred twenty (120) days after the effective date of any such Demand Registration Statement; (iii) in the case of the Shelf Registration Statement, until September 30, 2002; and (iv) the termination of Cabletron's registration rights pursuant to Section 4.10 hereof. Efficient shall prepare and file with the SEC such amendments and supplements to each Demand Registration Statement and the Shelf Registration Statement and each prospectus used in connection therewith as may be necessary to make and to keep such Demand Registration Statement and the Shelf Registration Statement effective and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all Registrable Securities proposed to be distributed pursuant to such Demand Registration Statement and the Shelf Registration Statement until the earlier to occur of:
(i) the sale or other disposition of such Registrable Securities so registered;
(ii) in the case of Demand Registration Statements, one hundred twenty (120) days after the effective date of any such Demand Registration Statement; (iii) in the case of the Shelf Registration Statement, until September 30, 2002; and (iv) the termination of Cabletron's registration rights pursuant to Section 4.10 hereof.

     (c) In connection with any underwritten offering pursuant to a Demand Registration Statement or the Shelf Registration Statement, Efficient shall select and Cabletron shall approve, which approval shall not be unreasonably withheld, one investment banking firm to serve as manager of such offering. The manager is hereinafter referred to as the "DEMAND MANAGING UNDERWRITER." Efficient shall, together with Cabletron, enter into an underwriting agreement with the Demand Managing Underwriter, which agreement shall contain representations, warranties, indemnities and agreements then customarily included by an issuer in underwriting agreements with respect to secondary distributions under demand registration statements or shelf registration statements, as the case may be, and shall stipulate that the Demand Managing Underwriter will receive commissions and fees and other remuneration in connection with the distribution of any Demand Registrable Securities or Registrable Securities thereunder.

     (d) Notwithstanding any other provision of this Agreement, the number of shares proposed to be distributed by Cabletron pursuant to any underwritten offering may be limited by and at the discretion of the Demand Managing Underwriter (a "DEMAND MARKET CUT-BACK"), subject to the following:

     (i) The number of shares to be distributed by Cabletron may not be limited to less than the greater of (x) 50% of the total number of shares proposed to be distributed in the offering, (y) 4,000,000 shares, or (z) the total number of shares proposed to be offered if such total proposed offering size is less than 4,000,000 shares (the "MINIMUM DEMAND PORTION"); and

     (ii) With respect to shares in excess of the Minimum Demand Portion, the Demand Market Cut-Back shall be made among Cabletron and the Investors pro-rata relative to the shares to be included in the offering other than (a) any shares to be issued and sold by Efficient or (b) any Minimum Demand Portion (the "REMAINING SHARES"). An Investor's pro-rata portion shall be a fraction, the numerator of which is (a) the total number of shares of Efficient Common Stock held by such Investor, and the denominator of which is (b) the aggregate number of shares of common stock beneficially owned by all Investors and the Total Consideration Shares then beneficially owned by Cabletron (excluding the Minimum Demand Portion). Cabletron's pro-rata portion of the Remaining Shares shall be a fraction, the numerator of which is (a) the Total Consideration Shares then beneficially owned by Cabletron (excluding the Minimum Demand Portion) and the denominator of which is (b) the aggregate number of shares of common stock beneficially owned by all Investors and the Total Consideration Shares then beneficially owned by Cabletron (excluding the Minimum Demand Portion).

     (e) Notwithstanding any other provisions of this Agreement, in the event that Efficient receives a Demand Request, or Cabletron proposes an underwritten offering utilizing the Shelf Registration Statement at a time when Efficient (i) shall have filed, or has a bona fide intention to file, a registration statement with respect to a proposed public offering of equity or equity-linked Securities or (ii) has commenced, or has a bona fide intention to commence, a public offering of equity or equity-linked Securities pursuant to an existing effective shelf or other registration statement, then Efficient shall be entitled to suspend, for a period of up to ninety (90) days after the receipt by Efficient of such Demand Request or Cabletron proposal, the filing of any Demand Registration Statement or the implementation of such proposal under the Shelf Registration Statement; provided that if Efficient does not file and make effective a primary registration statement with respect to such offering within such 90 day period, Cabletron shall have a period of at least 90 consecutive days during the twelve (12) month period commencing with the expiration of such 90 day period to effect a Cabletron Demand Request without preemption or suspension.

     (f) Notwithstanding any other provision of this Agreement, in the event that Efficient determines that: (i) non-public material information regarding Efficient exists, the immediate disclosure of which would be significantly disadvantageous to Efficient; (ii) the prospectus constituting a part of any Demand Registration Statement or the Shelf Registration Statement covering the distribution of any Demand Registrable Securities or Registrable Securities contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; or
(iii) an offering of Demand Registrable Securities or Registrable Securities would materially interfere with any proposed material acquisition, disposition or other similar corporate transaction or event involving Efficient (each of the events or conditions referred to in clauses (i), (ii) and (iii) of this sentence is hereinafter referred to as a "SUSPENSION CONDITION"), then Efficient shall have the right to suspend the filing or effectiveness of any Demand Registration Statement or to suspend any distribution of Demand Registrable Securities or Registrable Securities pursuant to any effective Demand Registration Statement or the Shelf Registration Statement for so long as such Suspension Condition exists; provided that Efficient shall have suspended the filing or effectiveness of all other registration statements registering securities for the account of Efficient or any other Person or suspended the distribution of any securities under such registration statements and; provided further, that in the case of
(ii) above, Efficient shall be obligated to use best efforts to amend such registration statement to correct such material misstatement or omission in the Registration Statement and related prospectus. Efficient will as promptly as practicable provide written notice to Cabletron when a Suspension Condition arises and when it ceases to exist. Upon receipt of notice from Efficient of the existence of any Suspension Condition, Cabletron shall forthwith discontinue efforts to: (i) file or cause any Demand Registration Statement or the Shelf Registration Statement to be declared effective by the SEC (in the event that such Demand Registration Statement or the Shelf Registration Statement has not been filed, or has been filed but not declared effective, at the time Cabletron receives notice that a Suspension Condition has arisen); or (ii) offer or sell Demand Registrable Securities or Registrable Securities (in the event that such Demand Registration Statement or the Shelf Registration Statement has been declared effective at the time Cabletron receives notice that a Suspension Condition has arisen). In the event that Cabletron had previously commenced or was about to commence the distribution of Demand Registrable Securities or Registrable Securities pursuant to a prospectus under an effective Demand Registration Statement or the Shelf Registration Statement, then Efficient shall, as promptly as practicable after the Suspension Condition ceases to exist, make available to Cabletron (and to each underwriter, if any, participating in such distribution) an amendment or supplement to such prospectus. If so directed by Efficient, Cabletron shall deliver to Efficient all copies, other than permanent file copies then in Cabletron's possession, of the most recent prospectus covering such Demand Registrable Securities or Registrable Securities at the time of receipt of such notice.

     (g) Notwithstanding any other provision of this Agreement, Efficient shall not be permitted to postpone (i) the filing or effectiveness of any Demand Registration Statement or the

Shelf Registration Statement or (ii) the distribution of any Demand Registrable Securities or Registrable Securities pursuant to an effective Demand Registration Statement or the Shelf Registration Statement pursuant to Sections 4.4(e) or 4.4(f) hereof more than four (4) times in any 360 day period provided that the aggregate of such suspensions may not exceed a total of sixty (60) days in any 360 day period (excluding any market standoff periods applicable to Cabletron pursuant to Section 4.9(a) hereof).

     (h) Efficient shall promptly notify Cabletron of any stop order issued or, to Efficient's knowledge, threatened, to be issued by the SEC with respect to any Demand Registration Statement or the Shelf Registration Statement, and will use its best efforts to prevent the entry of such stop order or to remove it if entered at the earliest possible date.

     (i) Efficient shall furnish to Cabletron (and any underwriter in connection with any underwritten offering) such number of copies of any prospectus (including any preliminary prospectus and any amended or supplemented prospectus), in conformity with the requirements of the Securities Act, as Cabletron (and such underwriters) shall reasonably request in order to effect the offering and sale of any Demand Registrable Securities or the Registrable Securities to be offered and sold, but only while Efficient shall be required under the provisions hereof to cause the Demand Registration Statement or the Shelf Registration Statement pursuant to which such Demand Registrable Securities or Registrable Securities are intended to be distributed to remain current.

     (j) Efficient shall use commercially reasonable efforts to register or qualify the Demand Registrable Securities and Registrable Securities covered by each Demand Registration Statement and the Shelf Registration Statement, respectively, under the state Securities or "blue sky" laws of such states as Cabletron shall reasonably request, maintain any such registration or qualification current, until the earlier to occur of: (i) the sale of such Demand Registrable Securities or Registrable Securities so registered; (ii) in the case of Demand Registration Statements, one hundred twenty (120) days after the effective date of any such Demand Registration Statement; (iii) in the case of the Shelf Registration Statement, until September 30, 2002; and (iv) the termination of Cabletron's registration rights pursuant to Section 4.10 hereof; provided, however, that Efficient shall not be required to take any action that would subject it to the general jurisdiction of the courts of any jurisdiction in which it is not so subject or to qualify as a foreign corporation in any jurisdiction where Efficient is not so qualified.

     (k) Efficient shall furnish to Cabletron and to each underwriter engaged in an underwritten offering of Demand Registrable Securities or Registrable Securities, a signed counterpart, addressed to Cabletron or such underwriter, of
(i) an opinion or opinions of counsel to Efficient (with respect to Efficient and Securities law compliance by Efficient) and (ii) a comfort letter or comfort letters from Efficient's independent public accountants, each in customary form and covering such matters of the type customarily covered by opinions or comfort letters, as the case may be, as Cabletron or the managing underwriters may reasonably request.

     (l) Efficient shall use commercially reasonable efforts to make appropriate members of its management reasonably available for due diligence purposes, "road show" presentations and analyst presentations in connection with any distributions of Demand Registrable Securities pursuant to a Demand Registration Statement.

     (m) Efficient shall use commercially reasonable efforts to cause all Demand Registrable Securities and Registrable Securities to be listed on each Securities exchange on which similar Securities of Efficient are then listed, or, if Efficient does not have a class of equity securities listed on a national securities exchange, apply for qualification and use commercially reasonable efforts to qualify the Demand Registrable Securities and Registrable Securities being registered for inclusion on the Nasdaq Stock Market.

     (n) Efficient shall take all such other actions either reasonably necessary or desirable to permit the Registrable Securities held by Cabletron to be registered and disposed of in accordance with the methods of disposition described herein.

     4.5 Expenses. Subject to Section 4.6, Cabletron, Efficient and any other
         --------
Person whose securities are included in any registration statements that are initiated pursuant to Sections 4.1, 4.2 or 4.3 of this Agreement shall pay their respective Selling Expenses, and, in the case of Sections 4.1 and 4.2, shall pay the proportion of all Registration Expenses incurred in connection with any such registration that the aggregate number of securities included in such registration on behalf of such Cabletron or such Person bears to the aggregate of number of all securities included in such registration. Efficient shall pay all Registration Expenses incurred in connection with any registration statement that is initiated pursuant to Section 4.3 of this Agreement.

     4.6 Indemnification.
         ---------------

     (a) In the case of any offering registered pursuant to this Section 4, Efficient hereby indemnifies and agrees to hold harmless Cabletron (and its officers and directors), any underwriter (as defined in the Securities Act) of Registrable Securities offered by Cabletron, and each Person, if any, who controls Cabletron or any such underwriter within the meaning of Section 15 of the Securities Act against any losses, claims, damages or liabilities, joint or several, to which any such Persons may be subject, under the Securities Act or otherwise, and to reimburse any of such Persons for any legal or other expenses reasonably incurred by them in connection with investigating any claims or defending against any actions, insofar as such losses, claims, damages or liabilities arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement under which such Registrable Securities were registered under the Securities Act pursuant to this Section 4, the prospectus contained therein (during the period that Efficient is required to keep such prospectus current), or any amendment or supplement thereto, or the omission or alleged omission to state therein (if so used) a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading, except insofar as such losses, claims, damages or liabilities arise out of or are (i) based upon any such untrue statement or omission or alleged untrue statement or omission made in reliance upon information furnished to Efficient in writing by Cabletron or any underwriter for Cabletron specifically for use therein, or (ii) made in any preliminary prospectus, and the prospectus contained in the registration statement as declared effective or in the form filed by Efficient with the SEC pursuant to Rule 424 under the Securities Act shall have corrected such statement or omission and a copy of such prospectus shall not have been sent or otherwise delivered to such Person at or prior to the confirmation of such sale to such Person.

     (b) By requesting registration under this Section 4, Cabletron agrees, if Registrable Securities held by Cabletron are included in the Securities as to which such registration is being effected, and each underwriter shall agree, in the same manner and to the same extent as set forth in the preceding paragraph, to indemnify and to hold harmless Efficient and its directors and officers and each Person, if any, who controls Efficient within the meaning of the Securities Act against any losses, claims, damages or liabilities, joint or several, to which any of such Persons may be subject under the Securities Act or otherwise, and to reimburse any of such Persons for any legal or other expenses incurred in connection with investigating or defending against any such losses, claims, damages or liabilities, but only to the extent it arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission of a material fact in any registration statement under which the Registrable Securities were registered under the Securities Act pursuant to this Section 4, any prospectus contained therein, or any amendment or supplement thereto, which was based upon and made in conformity with information furnished to Efficient in writing by Cabletron or such underwriter expressly for use therein.

     (c) Each party entitled to indemnification under this Section 4.6 (the "INDEMNIFIED PARTY") shall give notice to the party required to provide indemnification (the "INDEMNIFYING PARTY") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld), and the Indemnified Party may participate in such defense at its own expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 4 unless such failure resulted in actual detriment to the Indemnifying Party. No Indemnifying Party, (i) in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, which consent shall not be unreasonably withheld, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation, or (ii) shall be liable for amounts paid in any settlement if such settlement is effected without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld.

     4.7 Issuances by Efficient or Other Holders. As to each registration or
         ---------------------------------------
distribution referred to in Section 4.1, additional shares of the Common Stock to be sold for the account of Efficient or the Investors may be included therein, provided that the inclusion of such Securities in such registration or distribution shall be subject to and governed by the provisions of Sections 4.3(c) and 4.4(d).

     4.8 Information by Cabletron. Cabletron shall furnish to Efficient such
         ------------------------
information regarding Cabletron in the distribution of Registrable Securities proposed by Cabletron as Efficient may reasonably request in writing and as shall be required in connection with any registration, qualification or compliance referred to in this Article 4.

     4.9 Market Standoff Agreements. In connection with the underwritten public
         --------------------------
offering by Efficient of at least 1,000,000 shares for its own account or $50,000,000, whichever is lesser, Cabletron agrees that, upon the request of Efficient or the underwriters managing any underwritten offering of Efficient's Securities, Cabletron shall agree in writing (the "CABLETRON PUBLIC OFFERING LOCK-UP") that neither Cabletron (nor any director, executive officer or Controlled Affiliate of

Cabletron) will, directly or indirectly, offer to sell, contract to sell, make any short sale of, or otherwise sell, dispose of, loan, gift, pledge or grant any options or rights with respect to, any Securities of Efficient (other than those included in such registration statement, if any) now or hereafter acquired by Cabletron (or any director, executive officer or Controlled Affiliate of Cabletron) or with respect to which Cabletron (or any director, executive officer or Controlled Affiliate of Cabletron) has or hereafter acquires the power of disposition without the prior written consent of Efficient and such underwriters for such period of time (not to exceed fourteen (14) days prior to the date such offering is expected to commence and ninety (90) days after the date of the final prospectus delivered to the underwriters for use in confirming sales in such offering) as may be requested by Efficient and the underwriters provided that (i) the directors, executive officers (ii) all holders of more than five percent (5%) of Efficient's Voting Securities which are an "AFFILIATE" of Efficient for purposes of the accounting rules governing pooling of interest transactions and (iii) any Investor or other Person participating in such offering enter into a public offering lock-up containing the same terms as the Cabletron Public Offering Lock-Up; provided, however, that neither Cabletron (nor any director, executive officer or Controlled Affiliate of Cabletron) shall be bound by such Cabletron Public Offering Lock-Up more than once during any twelve month period. Furthermore, Cabletron agrees that, at the request of Efficient, Cabletron shall agree in writing (the "CABLETRON POOLING TRANSACTION LOCK-UP") that neither Cabletron (nor any director, executive officer or Controlled Affiliate of Cabletron) shall, directly or indirectly, offer to sell, contract to sell, make any short sale of, or otherwise sell, dispose of, loan, pledge or grant any options or rights with respect to, any Securities of Efficient now or hereafter acquired directly by Cabletron (or any director, executive officer or Controlled Affiliate of Cabletron) or with respect to which Cabletron (or any director, executive officer or Controlled Affiliate of Cabletron) has or hereafter acquires the power of disposition without the prior written consent of Efficient for such period of time as shall be necessary for Efficient to complete any business combination transaction in the form of a pooling of interests; provided that Efficient's independent accountants shall have reasonably concluded, after reasonable inquiry, that, at the relevant time with respect to such proposed pooling of interests transaction, Cabletron is or was an "affiliate" of Efficient for purposes of the accounting rules governing pooling of interests transactions. Cabletron agrees that Efficient may instruct its transfer agent to place stop-transfer notations in its records to enforce the provisions of the Cabletron Public Offering Lock-Up and the Cabletron Pooling Transaction Lock-Up contained in this Section 4.9(a).

     4.10  Additional Registration Rights Covenants.
           ----------------------------------------

     (a) First Offering. Efficient shall use its commercially reasonable efforts to conduct and close the First Offering as promptly as is practicable after the date hereof with a target date for completion of such First Offering of no later than March 31, 2000; provided, however, Efficient shall have no obligation to so conduct and close such First Offering if the Efficient Board of Directors concludes in good faith that so doing would be materially detrimental to Efficient or its shareholders.

     (b) Exclusive Demand Period. Without Cabletron's consent, during the Exclusive Demand Period and any other period during which Cabletron is prohibited from effecting a Demand Registration or distributing securities under the Shelf Registration Statement, Efficient will not file or cause or allow to become effective a registration statement pursuant to Section 1.2 of the Investors' Rights Agreement.

     4.11 Termination. The provisions of this Article 4 shall terminate upon the
          -----------
earlier to occur of: (i) five years after the date of the closing of transactions contemplated by the Merger Agreement; and (ii) such time as Cabletron and any Affiliates of Cabletron beneficially own, in the aggregate, less than 5% of the Total Voting Power of Efficient.

                                   ARTICLE 5

                                  MISCELLANEOUS

     5.1 Governing Law. This Agreement shall be governed in all respects by the
         -------------
laws of the State of Delaware as applied to contracts entered into solely between residents of, and to be performed entirely within, such state.

     5.2 Successors and Assigns. This Agreement shall be binding upon and shall
         ----------------------
inure to the benefit of the parties hereto and their respective successors and assigns. This Agreement may not be assigned by a party without the prior written consent of the other party; provided that, without the consent of Efficient, Cabletron may assign this Agreement (and the rights and obligations hereunder) to any wholly-owned subsidiary in connection with a transfer of Voting Securities of Efficient to such Affiliate of Cabletron pursuant to Section 3.1(b), and without the consent of Cabletron, Efficient may assign all or part of this Agreement (and the rights and obligations hereunder) to the successor or an assignee of all or substantially all of Efficient's business; provided that, in each case, such assignee expressly assumes the relevant obligations of this Agreement (by a written instrument delivered to the other party, in form and substance reasonably acceptable to it) and, notwithstanding such assignment, the parties hereto shall each continue to be bound by all of their respective obligations hereunder. This Agreement is not intended and shall not be construed to create any rights or remedies in any parties other than Cabletron and Efficient and no Person shall assert any rights as third party beneficiary hereunder.

     5.3 Entire Agreement; Amendment. This Agreement contains the entire
         ---------------------------
understanding and agreement between the parties with regard to the subject matter hereof and thereof and supersedes all prior agreements and understandings among the parties relating to the subject matter hereof. Neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge or termination is sought.

     5.4  Notices and Dates.
          -----------------

     (a) All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be delivered personally (including by courier) or given by facsimile transmission to the parties at the following addresses (or to such other address as a party may have specified by notice given to the other pursuant to this provision) and shall be deemed given when so received:

              (i)   if to Efficient, to:
                    Efficient Networks, Inc.
                    4201 Spring Valley Road, Suite 1200
                    Dallas, Texas 75244
                    Attention:  Jill Manning, CFO
                    Telephone:  972-991-3884
                    Facsimile:  972-991-3887

                    with a copy to:

                    Wilson Sonsini Goodrich & Rosati
                    650 Page Mill Road
                    Palo Alto, California 94304
                    Attention:  Kenneth Siegel, Esq.
                    Telephone:  (650) 493-9300
                    Facsimile:  (650) 493-6811

                    if to Cabletron, to:
                    Cabletron Systems Inc.
                    35 Industrial Way
                    Rochester, NH 03867
                    Attention:  General Counsel
                    Telephone:  630-332-9400
                    Facsimile:

                    with a copy to:
                    Ropes & Gray
                    One International Place
                    Boston, MA 02110
                    Attention:  David A. Fine, Esq.
                    Telephone No.:  (617) 951-7000
                    Telecopy No.:  (617) 951-7050

All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

     (b) In the event that any date provided for in this Agreement falls on a Saturday, Sunday or legal holiday, such date shall be deemed extended to the next business day.

     5.5 Language Interpretation. In the interpretation of this Agreement,
         ---------------------------
unless the context otherwise requires, (a) words importing the singular shall be deemed to import the plural and vice versa, (b) words denoting gender shall include all genders, (c) references to persons shall include corporations or other entities and vice versa, and (d) references to parties, Sections, schedules, paragraphs and exhibits shall mean the parties, Sections, schedules, paragraphs and exhibits of and to this Agreement, unless otherwise indicated by the context.

     5.6 Table of Contents; Titles; Headings. The table of contents and Section
         -----------------------------------
headings of this Agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this Agreement. All references herein to Articles and Sections, unless otherwise identified, are to Articles and Sections of this Agreement.

     5.7 Counterparts. This Agreement may be executed in one or more
         ------------
counterparts, all of which shall be considered one and the same agreement, and shall become a binding agreement when one or more counterparts have been signed by each party and delivered to the other party.

     5.8 Severability. If any provision of this Agreement or portion thereof is
         ------------
held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     5.9 Injunctive Relief. Cabletron, on the one hand, and Efficient, on the
         -----------------
other, acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement and to enforce specific performance of the terms and provisions hereof in any court of the United States or any state thereof having jurisdiction, this being in addition to any other remedy to which they may be entitled at law or equity.

     5.10 Automatic Adjustments to Share Numbers. All numbers regarding the
          --------------------------------------
number of shares of Efficient (e.g., 2,000,000) shall be appropriately and automatically adjusted to take into account any stock splits occurring after the date hereof.



                            [Signature page follows]

                                                                  EXECUTION COPY
                                                                  --------------


     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective authorized officers as of the date set forth in the introduction to this Agreement.

EFFICIENT NETWORKS, INC.,           CABLETRON SYSTEMS, INC.,
a Delaware corporation              a Delaware corporation

By   /s/ Jill Manning               By /s/ Piyush Patel
     -------------------------        --------------------------

Name: Jill Manning                  Name: Piyush Patel
     -------------------------           -----------------------

Title: Vice President and Chief     Title: President and CEO
       Financial Officer
      ------------------------            ----------------------